No.:  [811-•]

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 17(d) OF THE
INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER
FOR AN ORDER TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY
SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1

EXCELSIOR PRIVATE MARKETS FUND II (MASTER), LLC;
EXCELSIOR PRIVATE MARKETS FUND III (MASTER), LLC;
UST GLOBAL PRIVATE MARKETS FUND LLC;
EXCELSIOR VENTURE PARTNERS III, LLC;
NEUBERGER BERMAN MANAGEMENT LLC; and
NB ALTERNATIVES ADVISERS LLC

Communications, Notice and Order to:
Andrew B. Allard, Esq.
General Counsel
Neuberger Berman Management LLC
605 Third Avenue
New York, New York 10158
Telephone: (646) 497-4669

Copies to:
Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Tel: (212) 698-3500

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

EXCELSIOR PRIVATE MARKETS FUND II (MASTER), LLC; EXCELSIOR PRIVATE MARKETS FUND III (MASTER), LLC; UST GLOBAL PRIVATE MARKETS FUND LLC; EXCELSIOR VENTURE PARTNERS III, LLC; NEUBERGER BERMAN MANAGEMENT LLC; AND NB ALTERNATIVES ADVISERS LLC

APPLICATION PURSUANT TO SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d‑1 THEREUNDER FOR AN ORDER TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1

Investment Company Act File No.:  [811-•]

ACTION:  Application for an order pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d‑1 thereunder to permit certain joint transactions otherwise prohibited by Section 17(d) of the Act and Rule 17d-1.

SUMMARY OF APPLICATION:  Applicants (defined below) request an order (“Order”) to permit a registered closed-end management investment company to co-invest with certain other affiliated registered closed-end management investment companies and affiliated unregistered accounts in transactions where all terms including price are negotiated.

I.	APPLICANTS:

1.              Excelsior Private Markets Fund II (Master), LLC is a closed-end management investment company (“Excelsior Private Markets II”) registered as such under the Act. That registration is presently effective.  Excelsior Private Markets II seeks to provide attractive long-term returns to investors through investments in a diversified portfolio of professionally managed private equity funds and select direct investments in portfolio companies.

2.              Excelsior Private Markets Fund III (Master), LLC is a closed-end management investment company (“Excelsior Private Markets III”) registered as such under the Act. That registration is presently effective.  Excelsior Private Markets III seeks to provide attractive long-term returns to investors through investments in a diversified portfolio of professionally managed private equity funds and select direct investments in portfolio companies.

3.              UST Global Private Markets Fund LLC is a closed-end management investment company (“UST Global”) registered as such under the Act. That registration is presently effective.  UST Global seeks long-term capital appreciation by investing in a diversified group of private equity funds formed by a fund sponsor or sponsors experienced in making private equity investments.

4.              Excelsior Venture Partners III, LLC is a closed-end management investment company (“Excelsior Venture III” and, together with Excelsior Private Markets II, Excelsior Private Markets III and UST Global, the “Existing Regulated Companies”) registered as such under the Act. That registration is presently effective.  Excelsior Venture III seeks long-term capital appreciation primarily by investing in private domestic venture capital companies and other private companies, and, to a lesser extent, domestic and international private funds, negotiated private investments in public companies and international direct investments.

5.              Neuberger Berman Management LLC is an SEC registered investment adviser (“NB Management”) that serves as investment adviser to the Existing Regulated Companies.  In the future, NB Management or one of its affiliates may serve as investment adviser to one or more registered closed-end management investment companies that are formed in the future and for which NB Advisers (defined below) serves as the sub-adviser (each, a “Future Regulated Company” and together with the Existing Regulated Companies, the “Regulated Companies”).

6.              The investment funds and other vehicles set forth on Schedule A hereto (each, an “Existing Unregistered Account,” and collectively, the “Existing Unregistered Accounts”), each of which is an entity whose investment adviser is NB Advisers or an affiliate of NB Advisers and that is not registered or required to be registered as an “investment company” under the Act (a) in reliance on Section 3(c)(1) or 3(c)(7) of the Act or (b) because they are not offered to any “U.S. Person”.1

7.              NB Alternatives Advisers LLC is an SEC registered investment adviser (“NB Advisers” and, with NB Management, each an “Adviser” and together, the “Advisers”2) that serves as subadviser to the Existing Regulated Companies and as investment adviser to the Existing Unregistered Accounts.  In the future, NB Advisers or one of its affiliates may serve as general partner, investment adviser or sub adviser to one or more investment funds that is formed in the future and is not registered or required to be registered as an “investment company” under the Act (a) in reliance on Section 3(c)(1) or 3(c)(7) of the Act or (b) because they are not offered to any U.S. Person (each, a “Future Unregistered Account” and together with the Existing Unregistered Accounts, the “Unregistered Accounts”; the Existing Unregistered Accounts, together with the Existing Regulated Companies and the Advisers, the “Applicants”).

II.	APPLICANTS’ REPRESENTATIONS:

1.              The relief requested in this application (the “Application”) would enable the Regulated Companies to (a) invest jointly among themselves and/or with one or more of the Unregistered Accounts in private placement transactions in which the Advisers negotiate price and terms in addition to price (“Covered Private Placements”); and (b) make follow-on investments in Covered Private Placements of such issuers, including, but not limited to, through the exercise of warrants, conversion privileges, and other rights associated with Covered Private Placements (“Follow-On Investments”).  For purposes of this application, a “Co-Investment Transaction” shall mean any transaction in which any of the Regulated Companies participate together with one or more other Regulated Companies and/or Unregistered Accounts in reliance on the Order, and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which any of the Regulated Companies seeks to participate together with one or more other Regulated Companies and/or Unregistered Accounts in reliance on the Order. 3

1 For these purposes, a “U.S. Person” is a person who is included in the definition of “U.S. person” under Rule 902 of Regulation S under the Securities Act of 1933, as amended (“1933 Act”).
2 In the future, NB Management and NB Advisers may be reorganized (along with one or more of their advisory affiliates) into a new single investment adviser, in which case all references herein to the Advisers shall refer to the Adviser (i.e., the new single investment adviser).
3 Applicants make reference to Van Eck Funds, SEC request and order (pub. avail. November 23, 2012) (“Van Eck Funds”) for the propositions set forth in this request.  The Van Eck Funds request and order discusses and builds upon the Massachusetts Mutual Life Insurance Company, SEC no-action letter (pub. avail. June 7, 2000, updated on July 28, 2000) (“MassMutual”).  In MassMutual, the staff of the Commission provided no-action assurances that would permit the aggregation of orders by registered investment companies and affiliated private accounts for the purchase or sale of securities issued in private placement transactions for which no term other than price is negotiated (“Non-Negotiated Private Placements”).  Applicants intend to rely on MassMutual, consistent with the Van Eck Funds exemptive order, to aggregate orders among the Regulated Companies and Unregistered Accounts for the purchase or sale of Non-Negotiated Private Placements, and request an exemptive order consistent with the Van Eck Funds exemptive order to allow negotiation of terms in addition to price.  Accordingly, as used in this Application, the terms “Covered Private Placement,” “Follow-On Investment” and “Co-Investment Transaction” shall not include any Non-Negotiated Private Placement.  Applicants make further reference to the HMS Income Fund, Inc., et al, order dated March 18, 2014 which addresses potential joint transactions where one of the parties was a business development company that had elected that status under the Act.  None of Applicants has such an election in place, and so while the business development company-related orders are useful tools for analytical purposes, they are not directly applicable to the facts at hand and they represent more persuasive authority than direct precedent.

2.              The Board of Managers of each of the Existing Regulated Companies (each, a “Board”) currently consists exclusively of persons who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (collectively, the “Independent Managers”).

3.              A majority of the Board of each of the Existing Regulated Companies will comply at all times with fund governance standards as set forth in Rule 0‑1(a)(7) under the Act, such that a majority of each Board will be Independent Managers, and the nomination of new or additional Independent Managers will be placed with the discretion of the then existing Independent Managers of such Board.

4.              No Independent Manager will have a financial interest in any Co-Investment Transaction.

5.              NB Advisers client account fees are generally negotiated on a client-by-client or fund-by-fund basis and are generally payable quarterly in arrears or as otherwise negotiated.  NB Advisers generally charges clients a management fee quarterly based on an annual rate tied to the capital commitments of the client to the account during an investment period and thereafter on net invested capital.  In certain instances, the management fee may be based on funded capital rather than committed capital during the investment period and the management fee after the investment period may be charged on the fair market value of the investments or based on committed capital, albeit at a lower percentage than that charged during the investment period when the management fee is based on committed capital after the investment period.  Management fees are generally payable quarterly in advance and are debited by NB Advisers.  Any partial periods are generally prorated for the number of days of service provided.  Some accounts also involve performance based compensation.

6.              Applicants anticipate that an Adviser will periodically determine that certain investments that the Adviser recommends for one of the Regulated Companies would also be appropriate investments for one or more other Regulated Companies and/or Unregistered Accounts.  Such a determination may result in such Regulated Company, on the one hand, and one or more other Regulated Companies and/or one or more Unregistered Accounts, on the other hand, co-investing in certain investment opportunities.  When considering Potential Co-Investment Transactions for a Regulated Company, the Adviser to such Regulated Company will independently analyze and evaluate the investment opportunity as to its appropriateness for such Regulated Company taking into consideration the Regulated Company’s Objectives and Strategies.4

4 The term “Objectives and Strategies” means a Regulated Company’s investment objectives and strategies as described in the Regulated Company’s registration statement on Form N-2, other filings the Regulated Company has made with the Commission under the 1933 Act or the Securities Exchange Act of 1934, and the Regulated Company’s reports to shareholders.

7.              The applicable Adviser would consider any Potential Co-Investment Transaction for the relevant Regulated Company and receive from the other Adviser sufficient information to make an independent determination and recommendation with respect to the Potential Co-Investment Transaction.  If the applicable Adviser approved the investment for the Regulated Company, the investment and all relevant allocation information would then be presented to the Regulated Company’s Board for its approval in accordance with the conditions of this Application.  A Potential Co-Investment Transaction will be consummated only upon approval by a Required Majority of the Eligible Managers (both as defined below) of the relevant Regulated Company.  Applicants believe the investment process between the Advisers, prior to seeking approval from the Regulated Company’s Board, is significant and provides for additional procedures and processes to ensure that the Regulated Company is being treated fairly in respect of Potential Co-Investment Transactions.

8.              In accordance with each Adviser’s allocation policies and procedures, Potential Co-Investment Transactions will be offered to, and allocated among, the funds advised by the Adviser, including the Regulated Companies, based on each client’s particular investment Objectives and Strategies.

9.              Each Regulated Company and Unregistered Account may invest its Total Available Capital (as such term is defined herein) in Covered Private Placements, subject to the limitations described below.  As used in this Application, the term “Total Available Capital” means, with respect to each Regulated Company and each Unregistered Account, the total assets of such Regulated Company or Unregistered Account plus all amounts readily available for investment by means of the exercise of rights, if any, of an Unregistered Account to make a capital call on investors.  An Unregistered Account or a Regulated Company’s Total Available Capital may be adjusted from time to time to account for, among other things, investment strategies, any applicable concentration limits (legal, business or otherwise), time remaining in an Unregistered Account’s term of existence and/or investment period, or other applicable investment criteria.

10.           If the Advisers, the principals of the Advisers or any person controlling, controlled by, or under common control with the Advisers or the principals of the Advisers, and the Unregistered Accounts (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Company (the “Shares”), then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of managers; (2) the removal of one or more managers; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the Act.

11.           Each of NB Advisers and NB Management is an investment adviser registered with the Securities and Exchange Commission (the “Commission”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  NB Management is the investment adviser to the Existing Regulated Companies and NB Advisers is the investment adviser to the Existing Unregistered Accounts and investment sub-adviser to the Existing Regulated Companies.  In managing a Regulated Company, NB Management may from time to time identify opportunities to participate in Potential Co-Investment Transactions that would be attractive to one or more other Regulated Companies and/or Unregistered Accounts.  Likewise, in managing the Unregistered Accounts, NB Advisers may from time to time identify opportunities to participate in Covered Private Placements that would be attractive to one or more of the Regulated Companies. The Advisers may recommend that one or more Regulated Companies and/or Unregistered Accounts invest in the same Covered Private Placements or other Potential Co-Investment Transactions as one or more of the other Regulated Companies and/or Unregistered Accounts.  However, such Potential Co-Investment Transaction by one or more of the Regulated Companies and/or the Unregistered Accounts may be prohibited pursuant to Section 17(d) of the Act and Rule 17d‑1 thereunder.5

5 Section 17(d), as implemented by Rule 17d‑1, prohibits affiliated persons (within the meaning of Section 2(a)(3) of the Act) and principal underwriters of a registered investment company, as well as affiliated persons of such affiliated persons or principal underwriters, from participating as principals in any joint arrangement with such registered investment company, unless the joint arrangement is approved by the Commission or qualifies for one of the exceptions under Rule 17d‑1.  The Regulated Companies and Unregistered Accounts may be subject to the prohibitions of Rule 17d‑1 because each of the Regulated Companies and each of the Unregistered Accounts is managed by an NB Management affiliated adviser, and, accordingly, each of the Regulated Companies and each of the Unregistered Accounts may be deemed to be affiliated persons of one another, and/or NB Advisers, and/or affiliated persons of affiliated persons of one another within the meaning of Section 2(a)(3)(C) of the Act.

III	APPLICANTS’ LEGAL ANALYSIS:

1.              Rule 17d‑1 under the Act permits the Commission to authorize joint transactions upon application.  In passing upon applications filed pursuant to Rule 17d‑1, the Commission is directed by Rule 17d‑l(b) to consider whether the participation of a registered or controlled company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed, is consistent with the provisions, policies and purposes of the Act, and the extent to which such participation is on a basis different from, or less advantageous than, that of other participants.  Applicants believe that the activities proposed in this Application with respect to Co-Investment Transactions satisfy the standards for authorizing joint transactions under Rule 17d‑1 for the reasons stated below.

2.              Section 17(d) of the Act prohibits first-tier and second-tier affiliated persons of an investment company registered under the Act, or a company controlled by such a company, from engaging as principals in any joint transactions in which such registered company, or a company controlled by such a company, is a participant, in contravention of rules adopted by the Commission.  The Commission has adopted Rule 17d‑1, which generally prohibits such transactions in the absence of an order from the Commission, and provides exceptions for certain classes of transactions.  Rule 17d‑1 defines a “joint enterprise or other joint arrangement or profit sharing plan” to include “any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking...” in which a registered fund, on the one hand, and a first-tier or second-tier affiliated person of the registered fund, on the other hand, have “a joint or a joint and several participation, or share in the profits of such enterprise or undertaking...” (a “Prohibited Transaction”).

3.              Section 2(a)(3)(E) of the Act provides that an “affiliated person” of another person includes any investment adviser of such other person if such other person is an investment company.  Section 2(a)(3)(C) of the Act provides that an “affiliated person” of another person includes “..any person directly or indirectly controlling, controlled by, or under common control with, such other person.”  Section 2(a)(9) of the Act defines control as “the power to exercise a controlling influence over the management or policies of a company...”

4.              NB Management serves as the investment adviser to the Existing Regulated Companies and either it or an affiliate will serve in the same capacity to any Future Regulated Company and NB Advisers serves as the investment sub-adviser to the Existing Regulated Companies and either it or an affiliate will serve in the same capacity to any Future Regulated Company.  NB Advisers also serves as investment adviser to the Existing Unregistered Accounts and either it or an affiliate will serve in the same capacity to any Future Unregistered Account.  NB Advisers, as the investment sub-adviser of the Existing Regulated Companies and the adviser to Existing Unregistered Accounts, is an affiliated person of the Existing Regulated Companies within the meaning of Section 2(a)(3)(E) of the Act.  Accordingly, the Regulated Companies and/or the Unregistered Accounts could be affiliated persons of one another under Section 2(a)(3)(C) of the Act to the extent they are deemed to be under the common control of NB Advisers (or the common control of a person or group of persons who control NB Advisers) and, therefore, indirectly control the Regulated Companies and the Unregistered Accounts.  The Regulated Companies also could be affiliated persons of one another to the extent that they are deemed under common control as a result of having common officers, managers, and investments advisers.  Assuming that the Regulated Companies and the Unregistered Accounts are first tier or second tier affiliated persons of one another, the Commission could take the position that the Potential Co-Investment Transactions constitute Prohibited Transactions under Section 17(d) and Rule 17d‑1.

5.              Congress enacted Section 17(d) to ensure “fair” dealing and no “overreaching” in connection with joint transactions involving a registered investment company and its affiliated persons.  See Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 256 (Apr. 9, 1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission, Investment Trust Study, indicating that the purpose of SEC rules to be promulgated under Section 17(d) (originally drafted as Section 17(a)(4)) is to be “fair and [does] not involve overreaching”).

6.              The Commission has further pointed out that, taken together, Section 17(d) and Rule 17d‑1 are “designed to regulate certain situations where persons making the investment decisions for the registered or controlled company may have a conflict of interest and the danger exists that the investment company or its controlled company may be overreached by such affiliated persons.”  See Investment Company Act Release No. 5128 (Oct. 13, 1967) (proposing amendments to Rule 17d‑1).  Because Rule 17d‑1 broadly defines a “joint enterprise or other joint arrangement or profit sharing plan” to include any “written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company or a controlled company thereof and any affiliated person…have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking...”, the Commission’s Division of Investment Management has acknowledged that there is “considerable uncertainty about the scope of Section 17(d) and Rule 17d‑1.”  See The Chase Manhattan Bank (pub. avail. July 24, 2001).

7.              As a result of this uncertainty, investment advisers of registered investment companies, which are affiliated persons of the registered investment companies that they manage, have sought guidance as to whether Section 17(d) and Rule 17d‑1 would prohibit them from aggregating orders for the purchase or sale of securities for a registered investment company with orders for other clients (including other investment companies).  The staff of the Commission previously has stated its position that the “mere aggregation” of client orders would not constitute a Prohibited Transaction under Section 17(d) and Rule 17d‑1, provided that the registered fund participated on terms no less advantageous than those of any other participant.  See SMC Capital (pub. avail. September 5, 1995) (“SMC”) and Pretzel & Stouffer (pub. avail. December 1, 1995).  In SMC, the staff of the Commission noted that, because the request for no-action relief did “not request relief with respect to the aggregation of orders involving privately placed securities...we express no opinion with respect to the aggregation of such securities.”

8.              In MassMutual and Van Eck (see footnote 2 above), the staff of the Commission took a no-action position and granted exemptive relief, respectively, with respect to the aggregation of orders on behalf of registered investment companies and affiliated private accounts for the purchase and sale of Non-Negotiated Private Placements.  As noted above, Applicants intend to rely on MassMutual to aggregate orders for the Regulated Companies and the Unregistered Accounts for the purchase or sale of Non-Negotiated Private Placements.

9.              Applicants are requesting that the Commission issue an order permitting the aggregation of purchase and sale orders for Covered Private Placements, of which price and terms other than price may be negotiated, among the Regulated Companies and the Unregistered Accounts.  Applicants believe that allowing such Co-Investment Transactions in Covered Private Placements, as contemplated herein, would allow the Regulated Companies to participate in attractive investments that otherwise may not be permissible to a Regulated Company simply because another Regulated Company or an Unregistered Account is contemplating making the same investment.  The Applicants believe that it is in the best interests of the Regulated Companies to be able to participate in Co-Investment Transactions with one another and with one or more Unregistered Accounts.

10.           Applicants submit that the Conditions set forth in this Application would ensure that the conflicts of interest that Section 17(d) and Rule 17d‑1 were designed to prevent would not be present or would be resolved in a manner fair to the Regulated Companies, and none of the Regulated Companies would participate in any Co-Investment Transaction in a Covered Private Placement on terms less advantageous than any of the Unregistered Accounts, nor would the Advisers or their affiliates favor any participant in such a Co-Investment Transaction over any other participant.  Accordingly, Applicants submit that there is no basis on which to conclude that any Co-Investment Transaction made pursuant to the Order would not be fair, would be overreaching, would not be consistent with the general purposes of the Act or would be, with respect to a Regulated Company, on a basis different from or less advantageous than that of the other participants.

11.           To allow for an independent review of co-investment activities, Condition 4 below states that the Board of each Regulated Company will receive, on a quarterly basis, a record of all investments made by one or more other Regulated Companies or Unregistered Accounts during the preceding quarter that: (1) were consistent with the Regulated Company’s then current Objectives and Strategies, but (2) were not made available to the Regulated Company.  This record will include an explanation of why such investment opportunities were not offered to the Regulated Company.  Presently, NB Management’s allocation policies prohibit the Regulated Companies from participating in Co-Investment Transactions.  As a result, NB Management’s allocation system reports investments in which the Regulated Companies would have been able to invest but for them not having been granted the requested relief.  If the requested relief is granted, NB Management will amend its allocation procedures to allow the Regulated Companies to invest in Co-Investment Transactions in accordance with the conditions below.  Applicants represent that NB Management’s allocation process is capable of tracking all of the information required to be delivered to each Board by Condition 4, which will be presented to each Regulated Company’s Board on a regular basis as described in Condition 4.

12.           The Commission previously has issued an order granting relief similar to that requested in this Application.6  Therefore, this request for an Order is consistent with past practice of the Commission and such an order would continue the policies of the Commission on behalf of the Applicants.

6 Garrison Capital Inc., et al. (File No. 812-14097), Release No. IC-31409 (Jan. 12, 2015) (order), Release No. IC-31373 (Dec. 15, 2014) (notice); TPG Specialty Lending, Inc., et al., (File No. 812-13980), Release No. IC-31379 (Dec. 16, 2014) (order), Release No. IC-31338 (Nov. 18, 2014) (notice); Monroe Capital Corporation, et al., (File No. 812-14028), Release No. IC-31286 (Oct. 15, 2014) (order), Release No. IC-31253 (Sept. 19, 2014) (notice); Fifth Street Finance Corp., et al., (File No. 812-14132), Release No. IC 31247 (Sept. 9, 2014) (order), Release No. IC-31212 (Aug. 14, 2014) (notice); Solar Capital Ltd., et al., (File No. 812-14195), Release No. IC-31187 (July 28, 2014) (order), Release No. IC-31143 (July 1, 2014) (notice); WhiteHorse Finance, Inc., et al., (File No. 812-14120), Release No. 31152 (July 8, 2014) (order), Release No. IC-31080 (June 12, 2014) (notice); PennantPark Investment Corp., et al. (File No. 812-14134), Release No. IC-31015 (Apr. 15, 2014) (order), Release No. IC-30985 (Mar. 19, 2014) (notice); NF Investment Corp., et al. (File No. 812-14161), Release No. IC-30968 (Feb. 26, 2014) (order), Release No. IC-30900 (Jan. 31, 2014) (notice); Prospect Capital Corporation, et al. (File No. 812-14199), Release No. IC-30909 (Feb. 10, 2014) (order), Release No. IC-30855 (Jan. 13, 2014) (notice); Medley Capital Corporation, et al. (File No. 812-14020), Release No. IC-30807 (Nov. 25, 2013) (order), Release No. IC-30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et al. (File No. 812-14061), Release No. IC-30754 (Oct. 23, 2013) (order), Release No. IC-30739 (Sept. 30, 2013) (notice); FS Investment Corporation, et al. (File No. 812-13665), Release No. IC-30548 (June 4, 2013) (order), Release No. IC-30511 (May 9, 2013) (notice); Gladstone Capital Corporation, et al. (File No. 812-13878), Release No. IC-30154 (July 26, 2012) (order), Release No. IC-30125 (June 29, 2012) (notice); Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice), Investment Company Act Release Nos. 30125 (June 29, 2012) (notice) and 30154 (July 26, 2012) (order) and Van Eck Funds Release Nos. 30252 (notice) and 30279 (November 29, 2012) (order).

13.           This Application requests relief with respect to Covered Private Placements to be purchased by a Regulated Company where the parties will negotiate price and terms other than price and where other Regulated Companies and Unregistered Accounts that are affiliated through the common advisory relationship may co-invest.  As noted above, Applicants will continue to rely on MassMutual with respect to Co-Investment Transactions in Non-Negotiated Private Placements.  Applicants believe that it is in the best interests of the Regulated Companies and consistent with the purposes of the Act for them to be able to co-invest with one another and the Unregistered Accounts in such Covered Private Placements.  Applicants believe that the conditions set forth in this Application (the “Conditions”), which are based upon relevant conditions set forth in previous applications granted by the Commission, in particular the CCT Order, will ensure the protection of the Regulated Companies’ investors and compliance with the purposes and policies of the Act with respect to each Co-Investment Transaction.

14.           This Application seeks relief on a prospective basis to:

a.             avoid the significant expenditures of time on the part of the Commission that would be required to process individual applications with respect to each Potential Co-Investment Transaction that arises in the future;

b.             enable the Regulated Companies and the Unregistered Accounts to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of such individual applications;

c.             enable the Regulated Companies and the Unregistered Accounts to avoid the significant legal and other expenses that would be incurred in preparing such individual applications; and

d.             avoid situations where otherwise attractive opportunities to co-invest in Covered Private Placements would not be made available to the Regulated Companies and/or the Unregistered Accounts because NB Advisers or NB Management, in its role as the adviser or the sub-adviser of the Regulated Companies, as applicable, determined that a term other than price would require negotiation.

15.           The requested relief will provide several benefits to shareholders of and investors in the Regulated Companies.  The Regulated Companies will be able to participate in a larger number and greater variety of transactions.  The Regulated Companies would no longer be limited in their ability to participate in attractive and appropriate investment opportunities.

16.           In addition, when engaging in Co-Investment Transactions, the Regulated Companies and the Unregistered Accounts, as a group, will have a larger pool of capital available for investment, thereby obtaining access to a greater number and variety of potential investments than any Regulated Company or Unregistered Account could obtain on its own, and increase their bargaining power to negotiate more favorable terms.

17.           The Applicants’ Conditions set forth below in this Application ensure that the Co-Investment Transactions are consistent with the protection of each Regulated Company’s investors and with the purposes intended by the policy and provisions of the Act.  The protections offered by the Conditions would ensure that all Regulated Companies and Unregistered Accounts participating in a Co-Investment Transaction will invest contemporaneously for the same price and with the same terms, conditions, class, registration rights and any other rights, so that no participant receives terms more favorable than any other participant.

a.              In addition, each decision by a Regulated Company to participate in a Potential Co-Investment Transaction will need to be approved by the Independent Managers of the relevant Board to ensure that the terms of the Potential Co-Investment Transaction are fair and reasonable, do not involve overreaching and are consistent with the Objectives and Strategies of such Regulated Company set forth in filings with the Commission.  The Conditions also ensure that NB Management and the Regulated Companies will obtain and retain the required records in connection with all Co-Investment Transactions.  This protective provision is substantially the same as the protective provision outlined in the HMS Income Fund, Inc. Order and the CCT Order.

b.             Other than pro rata dispositions and Follow-On Investments as provided in Conditions 7 and 8, and after making the determinations required in Conditions 1 and 2(a), NB Management will present each Potential Co-Investment Transaction and the proposed allocation to the Independent Managers of the relevant Board who are eligible to vote (“Eligible Managers”), and a majority of the Eligible Managers will be required to approve each Co-Investment Transaction prior to any investment by the participating Regulated Company (“Required Majority”).  With respect to the pro rata dispositions and Follow-On Investments provided in Conditions 7 and 8, a Regulated Company may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Company and Unregistered Account in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Regulated Company’s Board has approved the Regulated Company’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Company.  If the relevant Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Company’s Eligible Managers.  The Board of any Regulated Company may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Managers.

c.             Applicants believe that participation by the Regulated Companies and Unregistered Accounts in pro rata dispositions and Follow-On Investments, as provided in Conditions 7 and 8, is consistent with the Act.  Such participation will not be made on a basis different from or less advantageous than that of other participants.  A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness.

d.             The Independent Managers of each Board have reviewed this Application, have discussed these matters among themselves, with their independent counsel and with representatives of the Advisers.

IV.	APPLICANTS’ CONDITIONS:

Applicants agree that any Order granting the requested relief will be subject to the following Conditions:

1.              Each time an Adviser considers a Potential Co-Investment Transaction for an Unregistered Account or another Regulated Company that falls within a Regulated Company’s Objectives and Strategies, the Regulated Company’s Adviser will make an independent determination of the appropriateness of the investment for each potential participant in light of the each potential participant’s then-current circumstances.

2.              a.        If the Adviser deems a Potential Co-Investment Transaction to be appropriate for the Regulated Company, it will then determine an appropriate level of investment for such Regulated Company.

b.        If the aggregate amount recommended by the applicable Adviser to be invested in the Potential Co-Investment Transaction by one or more Regulated Companies and Unregistered Accounts, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each party will be allocated among them pro rata based on each party’s Total Available Capital, up to the amount proposed to be invested by each.  The applicable Adviser will provide the Eligible Managers of each relevant Regulated Company with information concerning each participating party’s Total Available Capital to assist the Eligible Managers with their review of the Regulated Company’s investments for compliance with these allocation procedures.

c.        After making the determinations required in Conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Regulated Company and Unregistered Account) to the Eligible Managers for their consideration.  A Regulated Company will co-invest with another Regulated Company or an Unregistered Account only if, prior to participating in the Potential Co-Investment Transaction, a Required Majority concludes that:

i.         the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Company and its shareholders and do not involve overreaching in respect of the Regulated Company or its shareholders on the part of any person concerned;

ii.        the transaction is consistent with:

(A)          the interests of the shareholders of the Regulated Company; and

(B)           the Regulated Company’s then-current Objectives and Strategies;

iii.       the investment by other Regulated Companies or Unregistered Accounts would not disadvantage the Regulated Company, and participation by the Regulated Company would not be on a basis different from or less advantageous than that of other Regulated Companies or Unregistered Accounts; provided that, if any other Regulated Company or Unregistered Account, but not the Regulated Company itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this Condition (2)(c)(iii), if:

(A)          the Eligible Managers will have the right to ratify the selection of such director or board observer, if any;

(B)          the applicable Adviser agrees to, and does, provide, periodic reports to the Regulated Company’s Board with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)           any fees or other compensation that any Unregistered Account or any Regulated Company or any affiliated person of any Unregistered Account or Regulated Company receives in connection with the right of the Unregistered Account or the Regulated Company to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Unregistered Accounts (who may, in turn, share their portion with their affiliated persons) and the participating Regulated Companies in accordance with the amount of each party’s investment; and

iv.            the proposed investment by the Regulated Company will not benefit the Advisers, any other Regulated Companies, the Unregistered Accounts or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 13, (B) to the extent permitted by Section 17(e) of the Act, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(C).

3.              Each Regulated Company and Unregistered Account has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.              The applicable Adviser will present to the Board of such Regulated Company on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Companies or any of the Unregistered Accounts during the preceding quarter that fell within the Regulated Company’s then-current Objectives and Strategies that were not made available to the Regulated Company, and an explanation of why the investment opportunities were not offered to the Regulated Company.  All information presented to the relevant Board pursuant to this Condition will be kept for the life of the Regulated Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.              Except for Follow-On Investments made in accordance with Condition 8, a Regulated Company will not invest in reliance on the Order in any Covered Private Placement in which another Regulated Company or an Unregistered Account or any affiliated person of such Regulated Company or Unregistered Account is an existing investor.

6.              A Regulated Company will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Company and Unregistered Account.  The grant to an Unregistered Account or another Regulated Company, but not the relevant Regulated Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions 2(c)(iii)(A), (B) and (C) are met.

7.            a.         If any Unregistered Account or Regulated Company elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Adviser will:

i.                notify each Regulated Company that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

ii.               formulate a recommendation as to participation by each Regulated Company in the disposition.

b.             Each Regulated Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Unregistered Accounts and any other Regulated Company.

c.              A Regulated Company may participate in such disposition without obtaining prior approval of the Required Majority if:

i.                the proposed participation of each Regulated Company and Unregistered Account in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition;

ii.               the relevant Board has approved as being in the best interests of the Regulated Company the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and

iii.             the Board of each Regulated Company is provided on a quarterly basis with a list of all dispositions made in accordance with this Condition.  In all other cases, the applicable Adviser will provide its written recommendation as to the relevant Regulated Company’s participation to the Eligible Managers, and the Regulated Company will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Company’s best interests.

d.             Each Unregistered Account and each Regulated Company will bear its own expenses in connection with any such disposition.

8.             a.         If any Unregistered Account or Regulated Company desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Adviser will:

i.                notify each Regulated Company that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

ii.               formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Company.

b.             A Regulated Company may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Company and Unregistered Account in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the relevant Board has approved as being in the best interests of the Regulated Company the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application).  In all other cases, the applicable Adviser will provide its written recommendation as to the Regulated Company’s participation to the Eligible Managers, and the Regulated Company will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Company’s best interests.

c.              If, with respect to any Follow-On Investment:

i.                the amount of the opportunity is not based on the Regulated Companies’ and Unregistered Accounts’ outstanding investments immediately preceding the Follow-On Investment; and

ii.               the aggregate amount recommended by the Adviser to be invested by the Regulated Company in the Follow-On Investment, together with the amount proposed to be invested by any other Regulated Company and the Unregistered Account in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party’s Total Available Capital, up to the amount proposed to be invested by each.

d.             The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9.              The Independent Managers of each Regulated Company will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Companies or Unregistered Accounts that the Regulated Company considered but declined to participate in, so that the Independent Managers of each Regulated Company may determine whether all investments made during the preceding quarter, including those investments that the Regulated Company considered but declined to participate in, comply with the conditions of the Order.  In addition, the Independent Managers of each Regulated Company will consider at least annually the continued appropriateness for the Regulated Company of participating in new and existing Co-Investment Transactions.

10.           Each Regulated Company will maintain the records setting forth a description of such transaction, its managers’ findings, the information or materials on which their findings were based, and the basis therefor.  These records will be available for such times and in such form as required by Section 31(a) of the Act.

11.           No Independent Manager of a Regulated Company will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act), of any of the Unregistered Accounts.

12.           The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with the Regulated Companies and the Unregistered Accounts, as applicable, be shared by the Regulated Companies and the Unregistered Accounts in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13.           Any transaction fee (including break-up or commitment fees but excluding brokers’ fees contemplated by Section 17(e) of the Act) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Companies and Unregistered Accounts on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction.  If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Regulated Companies and Unregistered Accounts based on the amounts they invest in such Co-Investment Transaction.  None of the Unregistered Accounts, the Advisers or any affiliated person (as defined in the Act) of the Regulated Companies will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Companies and the Unregistered Accounts, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(C) and (b) in the case of the Advisers, investment advisory fees paid in accordance with the agreements between them and the Regulated Companies or the Unregistered Accounts).

14.            The Advisers will each maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions.  These policies and procedures will require, among other things, that the applicable Adviser will consider all Potential Co-Investment Transactions that fall within a Regulated Company’s then-current Objectives and Strategies and will receive sufficient information from the other Adviser to make an independent determination and recommendation under conditions 1, 2(a), 7 and 8.

15.            If the Holders own in the aggregate more than 25 percent of the Shares, then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of managers; (2) the removal of one or more managers; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the Act.

V.	PROCEDURAL MATTERS

A.	Communications

Pursuant to Rule 0‑2(f) under the Act, Applicants state that their address is as indicated on the first page of this Application.  Applicants further state that all written or oral communications concerning this Application should be directed to:

Andrew B. Allard, Esq.
General Counsel
Neuberger Berman Management LLC
605 Third Avenue
New York, New York 10158
Telephone: (646) 497-4669

With copies to:
Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Tel: (212) 698-3500

B.	Authorizations

In accordance with Rule 0‑2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.  Robert Conti is authorized to sign and file this document on behalf of each Applicant (in his capacity as President and Chief Executive Officer).  The verifications required by Rule 0‑2(d) under the Act are attached hereto as Exhibit A‑1 and Exhibit A‑2 of this Application.

The Boards of the Existing Regulated Companies unanimously adopted the following resolutions authorizing the filing of this Application on behalf of the Existing Regulated Companies on September 10, 2015, which resolutions remain in full force and effect:

RESOLVED:
That the officers of Excelsior Private Markets Fund II (Master), LLC, Excelsior Private Markets Fund III (Master), LLC, UST Global Private Markets Fund LLC and Excelsior Venture Partners III, LLC (collectively, the “Companies”) be, and each hereby is authorized to file an application with the Securities and Exchange Commission (the “SEC”),for an order pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) of the Act and Rule 17d-1 (the “Application”); and further that the officers of each Company shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of such officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and further that the officers of each Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.

VI.	REQUEST FOR RELIEF

For the foregoing reasons, Applicants request that the Commission issue an order pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder granting the relief sought by this Application.  Applicants submit that the relief is necessary or appropriate in the public interest consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

Application Dated: September 17, 2015

Applicants have caused this Application to be duly signed on their behalf on the 17th day of September, 2015.

EXCELSIOR PRIVATE MARKETS FUND II (MASTER), LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President and Chief Executive Officer

EXCELSIOR PRIVATE MARKETS FUND III (MASTER), LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President and Chief Executive Officer

UST GLOBAL PRIVATE MARKETS FUND LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President and Chief Executive Officer

EXCELSIOR VENTURE PARTNERS III, LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President and Chief Executive Officer

NEUBERGER BERMAN MANAGEMENT LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President and Chief Executive Officer

NB ALTERNATIVES ADVISERS LLC

By:	/s/ Yonah Feder
Name:	Yonah Feder
Title:	Senior Vice President

EXHIBIT A-1

VERIFICATION

The undersigned states that he has duly executed the attached Application dated September 17, 2015 for and on behalf of Excelsior Private Markets Fund II (Master), LLC, Excelsior Private Markets Fund III (Master), LLC, UST Global Private Markets Fund LLC and Excelsior Venture Partners III, LLC and that all actions necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he is familiar with the Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

NEUBERGER BERMAN MANAGEMENT LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President and Chief Executive Officer

EXHIBIT A-2

VERIFICATION

The undersigned states that he has duly executed the attached Application dated September 17, 2015 for and on behalf of the investment funds and other vehicles set forth on Schedule A hereto and that all actions necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he is familiar with the Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

NB ALTERNATIVES ADVISERS LLC

By:	/s/ Yonah Feder
Name:	Yonah Feder
Title:	Senior Vice President

SCHEDULE A
Existing Unregistered Accounts

NB Crossroads 2010 - LC Holdings LP
NB Crossroads 2010 - MC Holdings LP
NB Crossroads 2010 - SS Holdings LP
NB Crossroads 2010 - VC Holdings LP
NB ASGA Fund Holdings LP
Athyrium Opportunities Fund (A) LP
Athyrium Opportunities Fund (B) LP
NB SBS US 1 Fund LP
NB Canafund Private Debt LP
NB Investment Holdings LP
PCG Clean Energy & Technology Fund (East), LLC
NB Co-Investment Group Cayman AIV I LP
NB Co-Investment Group LP
NB Co-Investment Partners Cayman AIV I LP
NB Co-Investment Partners LP
NB Offshore Co-Investment Group Holdings LP
NB Strategic Co-Investment Partners II Holdings LP
NB Strategic Co-Investment Partners III Holdings LP
NB Sonoran Fund Limited Partnership
NB CPEG Fund Holdings LP
NBDOF (Offshore) Holding LP
Dyal (Luxembourg) S.ar.l
Dyal Capital Partners (A) LP
Dyal Capital Partners (B) LP
Dyal Capital Partners II (A) LP
Dyal Capital Partners II (B) LP
Dyal Capital Partners III (A) LP
Dyal Capital Partners III (B) LP
NorthBound Emerging Manager Custom Fund LP
NorthBound Emerging Manager Holdings LP
NorthBound Emerging Manager Fund II - A LP
NB NYC Growth Fund LLC
NB RPPE Partners LP
NB Flamingo Private Debt LP
FRR Amerique du Nord Diversifie PE 2007, LP
NB Crossroads Fund XVII - MHF 1 VC LP
NB Crossroads Fund XVII - MHF 10 MB LP
NB Crossroads Fund XVII - MHF 11 LB LP
NB Crossroads Fund XVII - MHF 12 LB LP
NB Crossroads Fund XVII - MHF 13 LB LP
NB Crossroads Fund XVII - MHF 14 LB LP
NB Crossroads Fund XVII - MHF 15 MB LP
NB Crossroads Fund XVII - MHF 16 VC LP
NB Crossroads Fund XVII - MHF 17 VC LP
NB Crossroads Fund XVII - MHF 18 VC LP
NB Crossroads Fund XVII - MHF 19 LB LP
NB Crossroads Fund XVII - MHF 2 VC LP
NB Crossroads Fund XVII - MHF 20 MB LP

NB Crossroads Fund XVII - MHF 21 VC LP
NB Crossroads Fund XVII - MHF 22 MB LP
NB Crossroads Fund XVII - MHF 23 VC LP
NB Crossroads Fund XVII - MHF 24 MB LP
NB Crossroads Fund XVII - MHF 25 VC LP
NB Crossroads Fund XVII - MHF 26 LB LP
NB Crossroads Fund XVII - MHF 27 MB LP
NB Crossroads Fund XVII - MHF 28 MB LP
NB Crossroads Fund XVII - MHF 29 VC LP
NB Crossroads Fund XVII - MHF 3 VC LP
NB Crossroads Fund XVII - MHF 30 VC LP
NB Crossroads Fund XVII - MHF 31 MB LP
NB Crossroads Fund XVII - MHF 32 LB LP
NB Crossroads Fund XVII - MHF 33 VC LP
NB Crossroads Fund XVII - MHF 34 SS LP
NB Crossroads Fund XVII - MHF 35 VC LP
NB Crossroads Fund XVII - MHF 36 VC LP
NB Crossroads Fund XVII - MHF 37 MB LP
NB Crossroads Fund XVII - MHF 38 MB LP
NB Crossroads Fund XVII - MHF 39 VC LP
NB Crossroads Fund XVII - MHF 4 SS LP
NB Crossroads Fund XVII - MHF 40 VC LP
NB Crossroads Fund XVII - MHF 41 VC LP
NB Crossroads Fund XVII - MHF 42 MB LP
NB Crossroads Fund XVII - MHF 43 MB LP
NB Crossroads Fund XVII - MHF 44 LB LP
NB Crossroads Fund XVII - MHF 45 VC LP
NB Crossroads Fund XVII - MHF 46 LB LP
NB Crossroads Fund XVII - MHF 47 VC LP
NB Crossroads Fund XVII - MHF 48 SS LP
NB Crossroads Fund XVII - MHF 49 MB LP
NB Crossroads Fund XVII - MHF 5 MB LP
NB Crossroads Fund XVII - MHF 50 VC LP
NB Crossroads Fund XVII - MHF 51 LB LP
NB Crossroads Fund XVII - MHF 52 MB LP
NB Crossroads Fund XVII - MHF 53 MB LP
NB Crossroads Fund XVII - MHF 54 LB LP
NB Crossroads Fund XVII - MHF 55 LB LP
NB Crossroads Fund XVII - MHF 56 MB LP
NB Crossroads Fund XVII - MHF 57 VC LP
NB Crossroads Fund XVII - MHF 58 MB LP
NB Crossroads Fund XVII - MHF 59 LB LP
NB Crossroads Fund XVII - MHF 6 LB LP
NB Crossroads Fund XVII - MHF 60 VC LP
NB Crossroads Fund XVII - MHF 61 VC LP
NB Crossroads Fund XVII - MHF 62 MB LP
NB Crossroads Fund XVII - MHF 63 MB LP
NB Crossroads Fund XVII - MHF 64 VC LP
NB Crossroads Fund XVII - MHF 65 MB LP
NB Crossroads Fund XVII - MHF 66 MB LP
NB Crossroads Fund XVII - MHF 67 VC LP

NB Crossroads Fund XVII - MHF 68 LB LP
NB Crossroads Fund XVII - MHF 69 VC LP
NB Crossroads Fund XVII - MHF 7 VC LP
NB Crossroads Fund XVII - MHF 70 LB LP
NB Crossroads Fund XVII - MHF 71 LB LP
NB Crossroads Fund XVII - MHF 72 MB LP
NB Crossroads Fund XVII - MHF 73 LB LP
NB Crossroads Fund XVII - MHF 74 LB LP
NB Crossroads Fund XVII - MHF 77 LB LP
NB Crossroads Fund XVII - MHF 78 VC LP
NB Crossroads Fund XVII - MHF 8 MB LP
NB Crossroads Fund XVII - MHF 9 VC LP
NB Fund of Funds XVIII - Co-Investment Holding LP
NB Fund of Funds XVIII - Large-cap Buyout LP
NB Fund of Funds XVIII - LC Secondary Holding LP
NB Fund of Funds XVIII - MC Secondary Holding LP
NB Fund of Funds XVIII - Mid-cap Buyout LP
NB Fund of Funds XVIII - Special Situations LP
NB Fund of Funds XVIII - SS Secondary Holding LP
NB Fund of Funds XVIII - VC Secondary Holding LP
NB Fund of Funds XVIII - Venture Capital LP
NB Fund of Funds Secondary 2009 LLC
NB Crossroads XX - LC Holdings LP
NB Crossroads XX - MC Holdings LP
NB Crossroads XX - SS Holdings LP
NB Crossroads XX - VC Holdings LP
NB Crossroads XXI - LC Holdings LP
NB Crossroads XXI - MC Holdings LP
NB Crossroads XXI - SS Holdings LP
NB Crossroads XXI - VC Holdings LP
NB Homestake Co-Invest LP
NB Indiana PERF Directed Venture Capital Fund LP
NB - Iowa's Public Universities LP
NB Tangible Assets Holding LLC
NB LAOF - Holdings LP
Marquee Brands LLC
NB PEP Holdings Limited
NB PEP Investments I LP (Incorporated)
NB PEP Investments Limited
NB PEP Investments LP (Incorporated)
NorthBound NCRS Fund LP
NB/NJ Custom Investment Fund LP
Neuberger Berman / New Jersey Custom Investment Fund II LP
NB Pacific Private Equity LLC
NB Pine Private Debt LP
NB Private Debt Fund LP
NB Private Debt Fund II LP
NB Private Debt Fund II SLP
Melville S.R.L.
NB Italian PIP Combined LLC
NB Renaissance Partners Holdings S.a r.l.

NB RP Co-Investment & Secondary Fund LLC
NB Secondary Fund of Funds LP
NB Secondary Opportunities Holdings LP
NB Secondary Opportunities Pooling LP
NB SOF II Holdings (A) LP
NB SOF II Holdings (B) LP
NB SOF II Holdings (C) LP
NB SOF II Holdings (D) LP
NB Secondary Opportunities Partners 2010 LP
NB SOF III Holdings LP
NB Caspian Holdings LP
Columbia NB Crossroads Fund LP
Columbia NB Crossroads Fund II LP
Texas Permanent School Fund NB PE Program LP
NB Wildcats Fund LP
NB Sauger Fund Limited Partnership